GBS Inc.

420 Lexington Ave, Suite 300

New York, NY 10170

April 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	GBS Inc.
Registration Statement on Form S-3
File No. 333-264218

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GBS Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on April 20, 2022, or as soon thereafter as possible on such date.

Very truly yours,

GBS Inc.

By:	/s/ Spiro Sakiris
Name:	Spiro Sakiris
Title:	Chief Financial Officer